EXHIBIT 99.3

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change March 10, 2014
Item 3	News Release The news release dated March 10, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced that Mr. James A. Currie was appointed as Chief Operating Officer of and Joseph J. Ovsenek, Chief Development Officer, was promoted to Executive Vice President of Pretivm.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced the appointment of Mr. James A. Currie as Chief Operating Officer of Pretivm where he will lead the development of the high-grade gold Brucejack Project into production as an underground mine.  Joseph J. Ovsenek, Chief Development Officer, has been promoted to Executive Vice President.

Mr. Currie led the construction and development of New Gold Inc.’s New Afton gold mine in B.C. which went into production ahead of schedule in 2012.  During his tenure as Executive Vice President and Chief Operating Officer of New Gold Inc., Mr. Currie was responsible for three operating gold mines in the US, Australia, and Mexico with cumulative operating budgets of over $300 million and an operating profit of over $300 million.  Over the course of his 34-year career in the mining industry he has held roles in senior management, engineering and operations, on a number of projects that have progressed through feasibility to successful operation on schedule and budget. Mr. Currie holds a Bachelor of Applied Science degree with honours in mining engineering from Queen’s University and is a registered professional engineer.

“We welcome Jim to Pretivm’s senior management team as we begin to transition the Brucejack Project from an exploration success to a gold producer,” said President and CEO Robert Quartermain. “It’s a critical period for any project, and he brings proven experience to manage that process effectively and efficiently, particularly with respect to both the operating environment in northern B.C. and our mining plans.”

Mr. Ovsenek joined Pretivm in January 2011 as Chief Development Officer and Director, and oversees a broad scope of Pretivm’s strategic corporate functions including financing and project permitting. Prior to joining Pretivm, he was Senior Vice President, Corporate Development at Silver Standard Resources Inc. Mr. Ovsenek holds a Bachelor of Applied Science degree from the University of British Columbia, a Bachelor of Laws degree from the University of Toronto and is a registered professional engineer.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 20th day of March, 2014.